                                             Filed Pursuant to Rule 424(b)(4)
                                             Registration File No.: 333-15753

PROSPECTUS

                           FAMILY GOLF CENTERS, INC.


                         217,415 Shares of Common Stock




         This Prospectus relates to the offering that may be made from time to time of up to 217,415 shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of Family Golf Centers, Inc., a Delaware corporation (the "Company"), by, or for the accounts of, the holders thereof (the "Selling Security Holders"). See "Selling Security Holders." Of the 217,415 Shares being offered hereby, 70,000 are issuable upon the exercise of certain warrants (the "Warrants") issued to a consultant of the Company.


         The Common Stock is quoted on the Nasdaq National Market(R) (the "Nasdaq National Market") under the symbol "FGCI." On November 20, 1996, the last sale price of the Common Stock as reported by the Nasdaq National Market was $31 per share.

         SEE "RISK FACTORS" BEGINNING ON PAGE 3 HEREIN FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY POTENTIAL INVESTORS.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         The Shares may be sold from time to time by the Selling Security Holders or their transferees. No underwriting arrangements have been entered into by the Selling Security Holders as of the date hereof. The distribution of the Shares by the Selling Security Holders may be effected in one or more transactions that may take place in the over-the-counter market, including ordinary broker's transactions, privately negotiated transactions, or through sales to one or more dealers for resale of such Shares as principals, at prevailing market prices at the time of sale, prices related to such prevailing market prices, or negotiated prices. Underwriting discounts and usual and customary or specifically negotiated brokerage fees or commissions will be paid by the Selling Security Holders in connection with sales of the Shares. To the extent required, the number of Shares to be sold, the name of the Selling Security Holder, the purchase price, the name of any agent or broker, and any applicable commissions, discounts or otherwise constituting compensation to such agents or brokers with respect to a particular offering will be set forth in a supplement or supplements to this Prospectus (each, a "Prospectus Supplement"). See "Plan of Distribution."

         The Company will not receive any proceeds from the sale of the Shares. By agreement with the Selling Security Holders, the Company will pay all of the expenses incident to the registration of the Shares under the Securities Act (other than agent's or underwriter's commissions and discounts), estimated to be approximately $22,000.

         The Selling Security Holders, and any broker-dealers, agents, or underwriters through whom the Shares are sold, may be deemed "underwriters" within the meaning of the Securities Act with respect to securities offered by them, and any profits realized or commissions received by them may be deemed underwriting compensation.

                The date of this Prospectus is November 21, 1996

                             AVAILABLE INFORMATION


         The Company has filed with the Securities and Exchange Commission (the "Commission"), 450 Fifth Street, N.W., Washington, D.C. 20549, a Registration Statement (the "Registration Statement") under the Securities Act with respect to the offering and sale from time to time of the Shares. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto, as permitted by the rules and regulations of the Commission. For further information, reference is made to the Registration Statement and to the exhibits filed therewith. Statements contained in this Prospectus as to the contents of any contract or other document which has been filed or incorporated by reference as an exhibit to the Registration Statement are qualified in their entirety by reference to such exhibits for a complete statement of their terms and conditions. Additionally, the Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements, and other information statements with the Commission. Copies of such materials may be inspected without charge at the offices of the Commission, and copies of all or any part thereof may be obtained from the Commission's public reference facilities at 450 Fifth Street, N.W., Washington D.C. 20549 or at the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, upon payment of the fees prescribed by the Commission. In addition, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding the Company (http://www.sec.gov). The Common Stock is quoted on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


         Incorporated herein by reference and made a part of this Prospectus are the following: (1) the Company's Annual Report on Form 10-KSB, for the fiscal year ended December 31, 1995; (2) the Company's Quarterly Report on Form 10- QSB for the three months ended March 31, 1996; (3) the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1996; (4) the description of the Common Stock, which is registered under Section 12 of the Exchange Act, contained in the Company's Registration Statement on Form 8-A dated November 8, 1994; (5) the Current Report on Form 8-K dated February 28, 1996; (6) the Current Report on Form 8-K dated March 6, 1996; (7) the Current Report on Form 8-K dated April 8, 1996; (8) the Current Report on Form 8-K dated May 20, 1996;
(9) the Current Report on Form 8-K dated June 7, 1996; (10) the Current Report on Form 8-K dated July 5, 1996; (11) the Current Report on Form 8-K dated October 11, 1996; (12) the Current Report on Form 8-K dated October 30,
1996; and (13) the Current Report on Form 8-K dated November 13, 1996. All documents subsequently filed by the Company with the Commission pursuant to
Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereby will be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in any document incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. All information appearing in this Prospectus is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated herein by reference, except to the extent set forth in the immediately preceding statement.

         The Company will provide without charge to each person who receives a Prospectus, upon written or oral request of such person, a copy of the information that is incorporated by reference herein (not including exhibits to the information that is incorporated by reference herein). Requests for such information should be directed to: Family Golf Centers, Inc., 225 Broadhollow Road, Melville, New York 11747; Attention: Chief Executive Officer. The Company's telephone number is: (516) 694-1666.





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                                  RISK FACTORS

         Prospective investors should carefully consider the specific factors set forth below, as well as the other information included in this Prospectus, before deciding to invest in the Shares offered hereby.

LIMITED OPERATING HISTORY

         The Company opened its first golf center in March 1992 and, accordingly, has only a limited history of operations. The Company generated net income of approximately $488,000 during the year ended December 31, 1994, approximately $1.1 million during the year ended December 31, 1995 and approximately $1.6 million during the six months ended June 30, 1996. However, the Company experienced losses prior to 1994 and there can be no assurance that the Company will operate profitably in the future or that recent results of operations will be indicative of future results. See "Risk Factors--Expansion Strategy".

EXPANSION STRATEGY

         The Company's ability to significantly increase revenue, net income and operating cash flow over time depends in large part upon its success in acquiring or leasing and constructing additional golf facilities at suitable locations upon satisfactory terms. There can be no assurance that suitable golf facility acquisition or lease opportunities will be available or that the Company will be able to consummate acquisition or leasing transactions on satisfactory terms. The acquisition of golf facilities may become more expensive in the future to the extent that demand and competition increases. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the construction and opening of new golf facilities. See "Risk Factors--Additional Financing Requirements," and "Risk Factors--Dependence Upon Key Employee; Recruitment of Additional Personnel."

         To successfully implement its expansion strategy, the Company must integrate acquired or newly- opened golf facilities into its existing operations. As the Company grows, there can be no assurance that additional golf facilities can be readily assimilated into the Company's operating structure. Inability to efficiently integrate golf facilities could have a material adverse effect on the Company's financial condition and results of operations. In addition, a number of the golf facilities which the Company has acquired have, and golf facilities it may acquire in the future may have, experienced losses. On a pro forma basis, as adjusted to give effect to the acquisitions consummated after January 1, 1995 as if they had occurred as of January 1, 1995, the Company had a net loss before extraordinary item of $435,000 (as compared to income before extraordinary item of $1.3 million on a historical basis) for the year ended December 31, 1995 and income of $1.3 million (as compared to net income of $1.6 million on a historical basis) for the six months ended June 30, 1996. There can be no assurance that golf facilities recently acquired by the Company or those that the Company may acquire in the future will operate profitably and will not adversely affect the Company's results of operations.

TERMINATION OF LEASES

         Although after giving effect to renewal options none of the Company's leases, as of the date of this Prospectus, is expected to expire until 2007, the leases may be terminated prior to their scheduled expiration should the Company default in its obligations thereunder. Such obligations include the Company's timely payment of rent and maintenance of adequate insurance coverage. The termination of any of the Company's leases could have an adverse effect on the Company. If any of the Company's leases were to be terminated, there can be no assurance that the Company would be able to enter into leases for comparable properties on favorable terms, or at all.

TERMINATION OF MANAGEMENT AGREEMENTS

         The Company's management agreement with the City of New York (the "City") for the Douglaston, New York golf center, which expires on December 31, 2006, is terminable by the City at will. During the year ended December 31, 1995, the management agreement accounted for 17% of the Company's total revenue. Pursuant to the management agreement, the Company made approximately $2.3 million of capital improvements to the Douglaston center. If the management agreement is terminated, the City may retain, and is not obligated to pay the Company for the value of, such capital improvements. Unless reimbursed, for accounting purposes the Company would immediately have to write off the undepreciated value of these capital improvements and the goodwill related to its purchase of the limited partners' minority interest in Alley Pond

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Associates, L.P. which are currently being depreciated and amortized over the life of the management agreement. Accordingly, termination of the management agreement with the City could have a material adverse effect on the Company.

         The Company's management agreement with the City of El Segundo for the El Segundo golf facility terminates on June 30, 1998, unless earlier terminated by either party, with or without cause, as of the end of any operating year during the term of the agreement, upon at least 90 days prior written notice. Termination of the management agreement with the City of El Segundo may have an adverse effect on the Company.

GOLDEN BEAR LICENSE

         As of November 1, 1996, the Company operated seven of its golf centers, and intended to operate at least one additional golf center, under the name "Golden Bear Golf Center" pursuant to a non-exclusive license agreement (the "License Agreement"), expiring August 2002, with Golden Bear Golf Centers, Inc. (the "Licensor"). The License Agreement is terminable by the Licensor prior to August 2002 under certain circumstances, including if the directors of the Company, as of September 1995, at any time constitute less than 50% of the Company's directors. The Company agreed to cure an alleged default of the License Agreement (principally by making certain capital improvements by November 1996). Failure by the Company to take the agreed upon actions by such date could result in the termination of the License Agreement. Termination of the License Agreement could adversely affect the Company's Golden Bear Golf Centers and, possibly, the Company. The value of the "Golden Bear" name is dependent, in part, upon the continued popularity of Jack Nicklaus. Accordingly, the occurrence of any event which diminishes the reputation of Mr. Nicklaus and the related "Golden Bear" symbol could adversely affect the Company's Golden Bear Golf Centers. See "Risk Factors--Competition."

COMPETITION

         The golf center industry is highly competitive and includes competition from other golf centers, traditional golf ranges, golf courses and other recreational pursuits. The Company may face imitation and other forms of competition and the Company cannot prevent or restrain others from utilizing a similar operational strategy. Many of the Company's competitors and potential competitors have considerably greater financial and other resources, experience and customer recognition than does the Company. Until September 1995, the Company had the exclusive right to open Golden Bear Golf Centers in certain territories. As a result of a change in the License Agreement, the Licensor now is permitted to establish, or license others to establish, "Golden Bear" golf centers that compete with the Company's golf centers, including its Golden Bear Golf Centers. Golden Bear Golf, Inc., an affiliate of the Licensor, has recently publicly indicated that it intends to focus its efforts on the direct ownership and operation of golf facilities through the acquisition or development of additional golf centers and to pursue new licensees and enter into additional territorial development agreements only in locations and territories where it and its affiliates do not intend to acquire or develop their own facilities. There can be no assurance that such competition will not adversely affect the Company's ability to acquire additional properties.

VULNERABILITY TO WEATHER CONDITIONS AND SEASONAL RESULTS

         Historically, the second and third quarters of the year have accounted for a greater portion of the Company's operating revenue than have the first and fourth quarters of the year. This is primarily due to an outdoor playing season limited by inclement weather. Although most of the Company's driving ranges are designed to be all-weather facilities (including the domed facilities), and although the Company has recently expanded its operations into territories where inclement weather may have less of an impact than in the Northeast, portions of the Company's facilities, including the miniature golf courses, are outdoors and vulnerable to weather conditions. Also, golfers are less inclined to practice when weather conditions limit their ability to play golf on outdoor courses. This seasonal pattern, as well as the timing of new center openings and acquisitions, may cause the Company's results of operations to vary significantly from quarter to quarter. Accordingly, period- to-period comparisons are not necessarily meaningful and should not be relied on as indicative of future results. In addition, variability in the Company's results of operations could cause the Company's stock price to fluctuate following the release of interim results of operations or other information and may have a material adverse effect on the Company and its stock price.

ADDITIONAL FINANCING REQUIREMENTS

         As of June 30, 1996, the Company had a working capital deficit of approximately $2.2 million. However, in July 1996, the Company raised approximately $75 million of equity capital. The Company anticipates, based on its currently proposed expansion plans and assumptions relating to its operations, that such capital, together with availability under its primary credit

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facility and cash flow from operations, will be sufficient to permit the
Company to conduct its operations and to carry on its contemplated expansion through December 1997. The Company also anticipates that it will need to raise substantial additional equity capital in the future to continue its longer term expansion plans. There can be no assurance that the Company will be able to obtain additional financing on favorable terms or at all.

ENVIRONMENTAL REGULATION

         Operations at the Company's golf facilities involve the use and limited storage of various hazardous materials such as pesticides, herbicides, motor oil, gasoline and paint. Under various federal, state and local laws, ordinances and regulations, an owner or operator of real property is generally liable for the costs of removal or remediation of hazardous substances that are released on or in its property regardless of whether the property owner or operator knew of, or was responsible for, the release of hazardous materials. The Company has not been informed by any governmental authority of any non-compliance or violation of any environmental laws, ordinances or regulations and the Company believes that it is in substantial compliance with all such laws, ordinances and regulations applicable to its properties or operations. However, the Company is aware of one notice of violation issued by the New York Department of Environmental Conservation (the "DEC") against the owner of the land leased by the Company in Elmsford, New York alleging that certain hazardous materials were placed on the site. The owner has taken remedial action and the Company does not believe it will be affected by the alleged violation. As of the date of this Prospectus, the Company has not incurred material costs of remediation and the Company knows of no material environmental liability to which it may become subject. Although the Company usually hires environmental consultants to conduct environmental studies, including invasive procedures such as soil sampling or ground water analysis on golf facilities it owns, operates or intends to acquire, in some cases only limited invasive procedures are conducted on such properties. Even when invasive procedures are used, environmental studies may fail to discover all potential environmental problems. Accordingly, there may be potential environmental liabilities or conditions of which the Company is not aware.

DEPENDENCE UPON KEY EMPLOYEE; RECRUITMENT OF ADDITIONAL PERSONNEL

         The Company is heavily dependent on the services of Dominic Chang, its Chairman of the Board, President and Chief Executive Officer. The loss of the services of Mr. Chang could materially adversely affect the Company. Mr. Chang has entered into an employment agreement with the Company which terminates on December 31, 1999. The Company owns, and is the sole beneficiary of, key person life insurance in the amount of $1.5 million on the life of Mr. Chang. The Company will also be required to hire additional personnel and PGA-certified professionals to staff the golf centers it intends to acquire, lease or construct. There can be no assurance that the Company will be able to attract and retain qualified personnel.

CONTROL BY CURRENT STOCKHOLDER

         As of the date of this Prospectus, Dominic Chang beneficially owned 2,549,334 shares of Common Stock, constituting approximately 21.7% of the outstanding shares. Mr. Chang is, therefore, able to exercise significant influence with respect to the election of the directors of the Company and all matters submitted to a vote of the stockholders of the Company, including the acquisition or disposition of material assets.

DEPENDENCE ON DISCRETIONARY CONSUMER SPENDING

         The amount spent by consumers on discretionary items, such as family and entertainment activities like those offered by the Company's golf facilities, have historically been dependent upon levels of discretionary income, which may be adversely affected by general economic conditions. A decrease in consumer spending on golf could have an adverse effect on the Company's financial condition and results of operations.


DIVIDEND POLICY

         The Company has not paid any cash dividends on the Common Stock since inception and does not intend to pay any dividends to its stockholders in the foreseeable future. The Company currently intends to reinvest earnings, if any, in the development and expansion of its business.


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SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

         The sale, or availability for sale, of substantial amounts of Common Stock in the public market pursuant to Rule 144 under the Securities Act ("Rule 144") or otherwise could materially adversely affect the market price of the Common Stock and could impair the Company's ability to raise additional capital through the sale of its equity securities or debt financing. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including a person who may be deemed to be an "affiliate" of the Company as that term is defined under the Securities Act, would be entitled to sell within any three month period a number of shares beneficially owned for at least two years that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock, or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and the availability of current public information about the Company. However, a person who is not deemed to have been an affiliate of the Company during the 90 days preceding a sale by such person and who has beneficially owned shares of Common Stock for at least three years may sell such shares without regard to the volume, manner of sale or notice requirements of Rule 144.

         Of the 11,769,346 shares of Common Stock outstanding as of the date of this Prospectus, 7,986,233 shares are freely tradeable without restrictions currently, unless held by "affiliates" of the Company who are subject to certain volume limitations and manner of sale restrictions, and 3,783,113 are "restricted securities" as that term is defined in Rule 144. The two-year holding period for substantially all of the "restricted securities" will have been met by November 1996 and such securities may, subject to the agreements described below, be sold without registration under the Securities Act, subject to volume limitations and other restrictions. The holders of 3,161,950 shares of Common Stock have agreed not to publicly sell or otherwise dispose of any securities of the Company without the prior written consent of Jefferies & Company, Inc. (the underwriter of two of the Company's public offerings) until December 13, 1996. As of November 1, 1996, Mr. Chang has pledged 361,750 shares of Common Stock to banks, and may in the future pledge additional shares to secure certain personal loans, which shares are not, or would not be, subject to such agreements.

         The holders of warrants to purchase 300,000 shares of Common Stock (the "Representatives' Warrants") issued to the underwriters in the Company's second public offering have certain demand and "piggyback" registration rights with respect to such warrants and/or the shares of Common Stock underlying such warrants, commencing December 12, 1996. In addition, the holders of an aggregate of 175,815 shares of Common Stock (including 147,415 shares registered in this offering) have certain "piggyback" registration rights.

PREFERRED STOCK; POSSIBLE ANTI-TAKEOVER EFFECTS OF CERTAIN CHARTER AND CONTRACTUAL PROVISIONS

         The Company's Certificate of Incorporation authorizes the Board of Directors to issue up to 2,000,000 shares of preferred stock, par value $.10 per share. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by stockholders. Although no preferred stock is currently outstanding and the Company currently has no plans for the issuance of any preferred stock, there can be no assurance that the Company will not do so in the future. The ability of the Board of Directors to issue preferred stock could have the effect of delaying, deferring or preventing a change of control of the Company or the removal of existing management and, as a result, could prevent the stockholders of the Company from being paid a premium over the market value for their shares of Common Stock. The Company's By-Laws contain provisions requiring advance notice of stockholder proposals and imposing certain procedural restrictions on stockholders wishing to call a special meeting of stockholders. The License Agreement may be terminated by the Licensor if members of the Company's Board of Directors, as of September 1995, do not constitute at least 50% of the Company's Board of Directors. Accordingly, such provision could discourage possible future attempts to gain control of the Company (which attempts, if stockholders were offered a premium over the market value of their Common Stock, might be viewed as beneficial to stockholders).

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                                  THE COMPANY

         Family Golf Centers, Inc. operates golf centers designed to provide a wide variety of practice opportunities, including facilities for driving, chipping, putting, pitching and sand play. In addition, the Company's golf centers typically offer golf lessons instructed by PGA-certified golf professionals, full-line pro shops and other amenities to encourage family participation. As of November 1, 1996, the Company owned, leased or managed 33 golf facilities comprised of 24 golf centers and nine combination golf center and golf course facilities located in 13 states. Of the golf centers operated by the Company as of November 1, 1996, seven were operated under the name "Golden Bear Golf Centers," licensed from Jack Nicklaus' licensing company, Golden Bear Golf Centers, Inc. Of the nine combination golf center and golf course facilities as of November 1, 1996, six include par-3 golf courses, generally designed to facilitate the practice of golf, and three include regulation 18-hole golf courses. The Company has experienced significant recent growth, primarily through the acquisition or opening of 29 facilities since the Company's initial public offering in November 1994. The Company's total revenue increased from $1.9 million in 1992 to $12.4 million for the year ended December 31, 1995. During the same period, the Company's net income increased from a net loss of $22,000 to a net profit of $1.1 million.

         The Company's strategy is to grow revenue and net income by (i) increasing the number of golf centers it owns, leases or manages by (a) identifying and acquiring well-located ranges that have the potential for improvement under better management and with improved or expanded facilities, including the addition of enclosed hitting areas, full-line pro shops, miniature golf courses and other amenities and (b) building new centers in locations where suitable acquisition opportunities are not available and (ii) seeking to realize economies of scale through centralized purchasing, accounting, management information systems and cash management.

         According to the National Golf Foundation (the "NGF"), there were approximately 25 million golfers in the United States in 1995. According to the Golf Range and Recreational Association, there are currently between 1,900 and 2,300 stand-alone driving ranges in the United States. The NGF estimates that in 1993 92% of all stand-alone driving ranges were managed by owner-operators. The Company believes that many of these owner-operated ranges are managed by individuals who may lack the experience, expertise and financial resources to compete effectively. The Company believes this highly fragmented industry presents numerous opportunities for the Company to acquire, upgrade and renovate golf centers and driving ranges.

         The Company believes that it attracts customers to its golf centers primarily due to the quality, convenience and comfort of its facilities and their appeal to the whole family. The Company's golf centers are designed around a driving range with target greens, bunkers and traps to simulate golf course conditions. The ranges are lighted to permit night play and the hitting tees are enclosed or sheltered from above and from the rear in a climate-controlled environment and, in three cases, all or a portion of the range is enclosed under an air inflated dome to permit all-weather play. There are approximately 80 to 100 hitting tees in facilities with the two-tier design and approximately 30 to 60 hitting tees at smaller golf centers. In addition to the driving range, the Company's golf centers include a number of amenities designed to appeal to golfers and their families, such as a 4,000-6,000 square foot clubhouse (including a full-line pro shop, locker facilities, a restaurant or snack bar and video games), PGA-certified golf instructors, landscaped 18-hole miniature golf courses and a short game practice area (with putting green and sand traps). The Company's pro shops are stocked with clubs, bags, shoes, apparel, videos and related accessories from a number of suppliers, including brand name manufacturers such as Karsten Manufacturing Corporation
(Ping), Callaway Golf Company, Tommy Armour Golf, Wilson Golf Company, Mizuno Golf Company, Spalding Sports Worldwide, Titleist and Footjoy Worldwide (Division of American Brands, Inc.), Ashworth Clothing Company and Nicklaus Golf Equipment Company.

         The Company was incorporated in the State of Delaware on July 13, 1994. The Company operates through its wholly-owned subsidiaries, the first of which was incorporated on March 27, 1991. The Company's principal executive offices are located at 225 Broadhollow Road, Melville, New York 11747 and its telephone number is (516) 694-1666.

                                USE OF PROCEEDS

         The net proceeds to the Company from the exercise of the Warrants are estimated to be $1.4 million. The Company is unable to predict the time, if ever, when the Warrants will be exercised. Accordingly, it is expected that the net proceeds from the sale of the Shares underlying the Warrants will be used by the Company for general corporate purposes. The Company will not receive any proceeds from the sale of the Shares by the Selling Security Holders.

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                            SELLING SECURITY HOLDERS

         The following table sets forth the ownership of the Common Stock by the Selling Security Holders as of the date such information was provided to the Company. Since the dates such information was provided to the Company, such information may have changed. Any or all of the Shares listed below may be offered for sale by the Selling Security Holders from time to time and therefore no estimate can be given as to the number of Shares that will be held by the Selling Security Holders upon termination of this offering (except that in each case, such number will represent less than 1% of the Common Stock outstanding, assuming no additional shares of Common Stock are acquired by the Selling Security Holders). Except as otherwise indicated, the Selling Security Holders listed in the table have sole voting and investment powers with respect to the Shares indicated.

                            NUMBER OF SHARES
                             OF COMMON STOCK        NUMBER OF
    NAME OF SELLING         OWNED BEFORE THE         SHARES
    SECURITY HOLDER             OFFERING             OFFERED
--------------------      ------------------      -----------
Monness, Crespi,                85,000(2)            70,000
Hardt & Co.,
Inc.(1)
Thomas C. Broyles               20,681(3)             4,014
Frank N. Bilisoly                 5,171               5,171
Alfred E.                         5,171               5,171
Abiouness
Marion R. Adams                   1,358               1,358
Craig L. Slingluff                2,585               2,585
Grover Brook                       815                 815
Parker
Richard A. and                    2,519               2,519
Elly D. Mladick(4)
C. Randolph                       5,171               5,171
Hudgins, Jr.
W. Mackenzie                      5,171               5,171
Jenkins
Catherine H. Doser                 679                 679
Residuary Trust
Under Declaration
of Trust
Clarence John                      679                 679
Doser Declaration
of Trust, FBO
Clarence John
Doser
William R.                      2,402(5)              2,184
Battle III
Roger I. Hallock                1,702(6)               750
Hallock Investment               877(7)                734
Partnership
Timothy M.                      1,476(8)              1,342
Halloran
JDR Enterprises,                1,577(7)              1,434
Inc. Profit Sharing
Plan, John E.
Kreikemeier &
Jeanett H.
Kreikemeier,
Trustees
DSG Inc. Profit                 1,577(7)              1,434
Sharing Trust


                                       8












Henry F.                        1,577(7)              1,434
McCamish, Jr.
Revocable Trust
Frances L. Mellett              2,402(5)              2,184
Sally E. Mitchell                789(9)                717
Thomas L.                       2,402(5)              2,184
O'Rourke
Peter F.                        1,201(10)             1,092
Shahpazian
H. Charles                      1,577(7)              1,434
White, Jr.
H.P. Whitehead,                 1,577(7)              1,434
Jr. & Lucinda G.
Whitehead
William M.                       789(9)                717
Billingsley
Johnny M. &                     1,614(11)             1,467
Donna Johnson(4)
Wilburn E.                       788(9)                716
George, Jr.
Gerald F. Schmidt               3,437(12)             3,125
W. Steven Brown                 8,976(13)             8,160
John A. Damico                  9,218(14)             8,380
Michael McGovern                8,976(13)             8,160
Stacey A. Hart                 75,000(15)            65,000
==============================================================

(1) Monness, Crespi, Hardt & Co., Inc. is a consultant to the Company pursuant to a consulting agreement and acted as one of the selected dealers in the Company's public offerings.

(2) Includes 70,000 shares of Common Stock which are issuable upon exercise of the Warrants issued in connection with the consulting agreement. The exercise price of the Warrants is $19.875 per Share. Also includes 15,000 shares of Common Stock which are issuable upon exercise of the warrants issued in connection with the Company's public offering in December of 1995. These warrants shall be exercisable commencing on December 18, 1996 at the exercise price of $20.25 per Share.

(3) Includes 16,667 shares of Common Stock which are being held in escrow until March 6, 1997 to satisfy indemnification claims of the Company, if any, in connection with the Company's acquisition of the Owl Creek Golf Center in Virginia Beach, Virginia.

(4)      Joint tenants with right of survivorship.

(5) Includes options to purchase 218 shares of Common Stock which are currently exercisable.

(6) Includes options to purchase 75 shares of Common Stock which are currently exercisable. Also includes 877 shares of Common Stock owned by Hallock Investment Partnership, a partnership of which Mr. Hallock is the President of the corporate Managing General Partner.

(7) Includes options to purchase 143 shares of Common Stock which are currently exercisable.

(8) Includes options to purchase 134 shares of Common Stock which are currently exercisable.

(9) Includes options to purchase 72 shares of Common Stock which are currently exercisable.

(10) Includes options to purchase 109 shares of Common Stock which are currently exercisable.

(11) Includes options to purchase 147 shares of Common Stock which are currently exercisable.

(12) Includes options to purchase 312 shares of Common Stock which are currently exercisable.

(13) Includes options to purchase 816 shares of Common Stock which are currently exercisable.

(14) Includes options to purchase 838 shares of Common Stock which are currently exercisable.

(15) Includes 10,000 shares of Common Stock which are being held in escrow until October 30, 1997 to satisfy indemnification claims of the Company, if any, in connection with the Company's acquisition of The Seven Iron, Inc., a Colorado corporation, which holds the concession license from the City of Denver to operate golf and related facilities at the J.F. Kennedy Golf Course located in Denver, Colorado.





                          DESCRIPTION OF CAPITAL STOCK

         A description of the Company's capital stock is contained in the Company's registration statement on Form 8-A, which is incorporated by reference herein. See "Incorporation of Certain Documents by Reference."


                              PLAN OF DISTRIBUTION


         The Shares offered by this Prospectus may be sold from time to time by the Selling Security Holders or by transferees thereof. No underwriting arrangements have been entered into by the Selling Security Holders. The distribution of the Shares by the Selling Security Holders may be effected in one or more transactions that may take place in the over-the-counter market, including ordinary broker's transactions, privately negotiated transactions, or through sales to one or more dealers for resale of such shares as principals, at prevailing market prices at the time of sale, prices related to prevailing market prices, or negotiated prices. Underwriter's discounts and usual and customary or specifically negotiated brokerage fees or commissions may be paid by a Selling Security Holder in connection with sales of the Shares. To the extent required, the number of Shares to be sold, the name of the Selling Security Holder, the purchase price, the name of any agent or broker, and any applicable commissions, discounts or other compensation to such agents or brokers with respect to a particular offering will be set forth in a Prospectus Supplement.

         In order to comply with certain state securities laws, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the Shares may not be sold unless such Shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

         Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Shares may not simultaneously engage in market-making activities with respect to such Shares for a period of two or nine business days prior to the commencement of such distribution. In addition to, and without limiting, the foregoing, each of the Selling Security Holders and any other person participating in a distribution will be subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, rules 10b-2, 10b-6, and 10b-7, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Security Holders or any such other person. All of the foregoing may affect the marketability of the Shares.

         Pursuant to the Warrants and certain Registration Rights Agreements, the Company will pay all the fees and expenses incident to the registration of the Shares (other than underwriting discounts and commissions, if any, and the Selling Security Holders' counsel fees and expenses, if any).

         In addition, the Company has agreed to indemnify the Selling Security Holders against certain liabilities, including liabilities under the Securities Act. In addition, each Selling Security Holder has agreed to indemnify the Company against certain liabilities, including liabilities under the Securities Act. Such agreements also provide for rights of contribution if such indemnification is not available.

     LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for (i) any breach of their duty of loyalty to the company or its stockholders,
(ii) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (iii) unlawful payment of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or (iv) any transaction from which the director derived an improper personal benefit.

         The Company's Certificate of Incorporation provides that the Company shall indemnify its officers, directors, employees and other agents to the fullest extent permitted by Delaware law.

         The Company maintains a policy of insurance under which the directors and officers of the Company are insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under such policy in their respective capacities as directors or officers, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


                                 LEGAL MATTERS

         The validity of the Shares has been passed upon for the Company by Squadron, Ellenoff, Plesent & Sheinfeld, LLP, 551 Fifth Avenue, New York, New York 10176. Kenneth R. Koch, Esq., a partner of Squadron, Ellenoff, Plesent & Sheinfeld, LLP, holds options to purchase shares of the Company's Common Stock.

                                    EXPERTS

         The consolidated financial statements of the Company as of December 31, 1995 and for each of the years in the two year period then ended, incorporated herein by reference to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1995 have been so incorporated in reliance on the report of Richard A. Eisner & Company, LLP, independent auditors, given upon the authority of said firm as experts in accounting and auditing.

=================================================================


No dealer, salesman, or any other person has been authorized to give any information or to make any representation not contained in this Prospectus in connection with the offering made hereby, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the dates as of which such information is furnished.



                     --------------------

                       TABLE OF CONTENTS



                                                           Page

Available Information...................................      2
Incorporation of Certain Documents by Reference.........      2
Risk Factors............................................      3
The Company.............................................      7
Use of Proceeds.........................................      7
Selling Security Holders................................      8
Description of Capital Stock............................     10
Plan of Distribution....................................     10
Limitation of Liability and Indemnification of Directors
and Officers............................................     11
Legal Matters...........................................     11
Experts.................................................     11

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              217,415 SHARES



            _________________


               FAMILY GOLF
              CENTERS, INC.










               COMMON STOCK








            _________________

                PROSPECTUS

            _________________











            NOVEMBER 21, 1996





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